# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Park Hotels & Resorts Inc., CIK 0001617406
CUSIP: 700517105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1775 TYSONS BLVD, 1775 TYSONS BLVD, TYSONS, Virginia (VA), 22102
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001859375-25-000013
Filed by CIK 0001859375

## Reporting persons
- RM Trading of Florida LLC: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (5% of the class)
  Comment: 10,000,000 shares, all of which are directly owned by RMT.
  *Based on 199,911,257 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 3, 2025.
- Paley Mark Steven: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (5% of the class)
  Comment: 10,000,000 shares, all of which are directly owned by RMT. Mark S. Paley, manager and member of RMT, may be deemed to have shared voting power to vote these shares.
  *Based on 199,911,257 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 3, 2025.
- BEIT ROGER J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 450,000; shared voting power 10,000,000; sole dispositive power 450,000; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,450,000 (5.2% of the class)
  Comment: 10,000,000 shares, all of which are directly owned by RMT. Roger J. Beit, manager and member of RMT, may be deemed to have shared voting power to vote these shares.
  *450,000 shares are directly owned by Roger J. Beit.
  *Based on 199,911,257 Common Shares outstanding as of September 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the Securities and Exchange Commission on November 3, 2025.

## Item 1. Issuer
Name of issuer: Park Hotels & Resorts Inc.
Address of issuer's principal executive offices: 1775 TYSONS BLVD, 1775 TYSONS BLVD, TYSONS, VIRGINIA, 22102

## Item 2. Person Filing
Name of person filing: RM Trading of Florida LLC
Address of principal business office or, if none, residence: 1 North Breakers Row, Apt 141, Palm Beach, FL 33480
Citizenship: Florida

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RM Trading of Florida LLC: Mark S. Paley, Manager (12/02/2025)
- Paley Mark Steven: Mark Steven Paley, Individual (12/02/2025)
- BEIT ROGER J: Roger J Beit, Individual (12/02/2025)